

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2015

C. Bradford Richmond
Chief Financial Officer
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

      Re: Darden Restaurants, Inc.
             Form 10-K for the Year Ended May 25, 2014
             Response Dated January 2, 2015
             File No. 001-13666

Dear Mr. Richmond:

We have reviewed your January 2, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2014 letter.

Form 10-K for the fiscal year ended May 25, 2014

1. We note your response to our letter dated November 25, 2014 and the additional information you provided during our call with you on February 11, 2015. However, we object to your conclusion that the aggregation of your seven operating segments into a single reportable segment is appropriate under GAAP. As discussed during our call on April 2, 2015, please revise your segment footnote accordingly. Please confirm your understanding of this matter and that you will comply beginning with your fiscal 2015 Form 10-K. If you wish you may provide us with your planned revisions as part of your response to us.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3379.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief